EXHIBIT 99.1

February 25, 2014

Central Fund of Canada Limited (Symbols: NYSE MKT - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the three months ended January 31, 2014.

CENTRAL FUND OF CANADA LIMITED

Statements of Net Assets

(expressed in U.S. dollars, unaudited)

	January 31	October 31
	2014	2013
Net assets:
Gold bullion, at market, (cost $1,355,145,634)	$2,120,000,089	2,243,709,127
Silver bullion, at market, (cost $964,091,381)	1,486,176,831	1,708,603,089
Cash and short-term deposits	31,938,835	36,475,223
Interest receivable and other	322,813	324,457

	3,638,438,568	3,989,111,896
Accrued liabilities	(2,939,180)	(1,992,138)
Dividends payable	-	(2,544,327)
Net assets representing shareholders’ equity	$3,635,499,388	3,984,575,431
Represented by:
Capital stock Class A shares issued: 254,432,713	$2,419,770,678	2,419,770,678
Common shares issued: 40,000	19,458	19,458
	2,419,790,136	2,419,790,136
Retained earnings inclusive of unrealized appreciation of holdings	1,215,709,252	1,564,785,295
	$3,635,499,388	3,984,575,431

Net asset value per share:
Class A shares	$14.29	15.66
Common shares	$11.29	12.66
Exchange rate: U.S. $1.00 = Cdn.	$1.1119	1.0429

Net asset value per share expressed in Canadian dollars:
Class A shares	$15.89	16.33
Common shares	$12.55	13.20

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian generally accepted accounting principles included in its audited October 31, 2013 Annual Report and accompanying Management’s Discussion and Analysis.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets decreased by $349.1 million or 8.8% during the three months ended January 31, 2014 primarily as a result of decreases in the prices of gold and silver during the period of 5.5% and 13.0% respectively.

CENTRAL FUND OF CANADA LIMITED

Statements of Income (Loss)

(expressed in U.S. dollars, unaudited)

	Three months ended January 31
	2014	2013
Income (loss):
Interest	$20,619	32,986
Change in unrealized appreciation of holdings	(346,147,036)	(111,169,876)
Total income (loss)	(346,126,417)	(111,136,890)
Expenses:
Administration fees	1,665,796	2,351,094
Safekeeping, insurance and bank charges	1,053,106	1,587,177
Shareholder information	57,507	57,231
Directors’ fees and expenses	51,246	56,863
Audit and related regulatory fees	47,766	54,768
Stock exchange fees	37,286	37,955
Legal fees	20,597	30,012
Registrar and transfer agent fees	16,270	16,476
Miscellaneous	52	93
Total expenses	2,949,626	4,191,669
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(349,076,043)	(115,328,559)
Net income (loss) per share:
Class A shares	$(1.37)	(0.45)
Common shares	$(1.37)	(0.45)

Net loss, inclusive of the change in unrealized appreciation of holdings, for the three months ended January 31, 2014 was $349.1 million compared to $115.3 million for the comparative period in 2013. Virtually all of the net loss for the three-month period ended January 31, 2014 was a result of the change in the unrealized appreciation of holdings due to lower prices of gold and silver during the period. Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, decreased by $685,298 during the three-month period ended January 31, 2014 as compared to the same period in 2013. The decrease in administration fees was a direct result of the lower level of average net assets under administration during the period.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three-month periods ended January 31, 2014 and 2013 remained unchanged at 0.08%. For the twelve-month period ended January 31, 2014, the expense ratio was 0.32% compared to 0.31% for the twelve-month period ended January 31, 2013.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices. At January 31, 2014, the Class A shares of Central Fund were backed 99.2% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878